
10031738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
AUG 20 2010
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Road, Suite 122-D
(No, and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Vargo 614-485-0803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne C Hill, CPA
(Name – *if individual, state last, first, middle name*)

1016 S High St (Address) Columbus (City) Ohio (State) 43206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 8/25

OATH OR AFFIRMATION

I, Todd E. Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Securities LLC, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 8/10/10



STEPHEN D. CONCILLA
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 11-24-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital City Securities, LLC

Audited Financial Statements

December 31, 2009 and 2008

Anne C Hill, CPA
1016 S High St
Columbus, OH 43206
614-453-1040p
866-445-5795f

Board of Directors

Capital City Securities, LLC

In planning and performing my audit of the financial statements of Capital City Securities, LLC for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they many become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Ac t of 1934 and related regulations, and indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.



Anne C Hill, CPA

Columbus, OH 43206

Capital City Securities, LLC
Balance Sheet
As of December 31, 2009 and 2008

ASSETS

	2009	2008
Current Assets		
Cash	$ 31,210	$ 33,451
Deposit with Clearing Organization	50,000	50,000
Fees Receivable	14,737	47,373
Receivable from Broker-Dealers & Clearing Organization	20,460	14,261
Accounts Receivable-Other	13,370	5,765
Prepaid Expenses	7,926	5,580
Other Assets	266	275
Total Current Assets	137,969	156,705
TOTAL ASSETS	$ 137,969	$ 156,705

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Current Liabilities		
Accounts Payable	$ 8,501	$ 37,406
Commissions Payable	39,847	48,747
Accrued Payroll	-	5,704
Other Liabilities	393	116
Total Current Liabilities	48,741	91,973
Members' Equity		
Contributed Capital	190,000	170,000
Retained Earnings	(100,772)	(105,268)
Total Stockholder's Equity	89,228	64,732
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 137,969	$ 156,705

See notes to the financial statements.

Capital City Securities, LLC

Statement of Operations

For the years ended December 31, 2009 and 2008

	2009	2008
Revenue		
Commissions	$ 787,708	$ 192,988
Other	108	3,362
Total Revenue	787,816	196,350
Expenses		
Commissions	464,554	89,673
Wages	106,929	102,795
Clearing House Charges	96,638	37,518
Professional Fees	29,961	3,555
Office Rent	26,479	11,408
Insurance	15,190	15,612
Licenses, dues and subscriptions	15,057	13,293
Equipment Rental	6,706	3,352
Maintenance and Repair	5,155	495
Printing and Postage	4,317	3,508
Telephone	4,250	2,246
Advertising	3,060	2,200
Office Expenses	2,030	1,565
Other	2,994	7,240
Total Expenses	783,320	294,460
Net Income (Loss)	$ 4,496	$ (98,110)

See notes to the financial statements.

Capital City Securities, LLC
Statement of Changes in Members' Equity
As of December 31, 2009 and 2008

	2009	2008
Contributed Capital:		
Balance December 31, 2008	$ 170,000	$ 25,000
Contributed Capital	20,000	145,000
Balance December 31, 2009	190,000	170,000
Retained Earnings:		
Balance December 31, 2008	(105,268)	(7,158)
Net Income (Loss)	4,496	(98,110)
Balance December 31, 2009	(100,772)	(105,268)
Total Members' Equity	$ 89,228	$ 64,732

See notes to the financial statement.

Capital City Securities, LLC
Statement of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net Income	$ 4,496	$ (98,110)
Adjustments to reconcile net income to cash (used) by operating activities:		
(Increase) Decrease in:		
Deposit with Clearing Organization	-	(50,000)
Fees receivable	32,636	(47,373)
Receivable from Broker-Dealers and Clearning organization	(6,199)	(14,261)
Accounts Receivable-Other	(7,605)	(5,765)
Prepaid Expenses	(2,346)	(5,580)
Other Assets	9	(275)
Increase (Decrease) in:		
Accounts Payable	(28,905)	37,406
Commissions Payable	(8,900)	48,747
Accrued Payroll	(5,704)	5,704
Other Accrued Liabilities	277	116
Net cash used by operating activities	(22,241)	(129,391)
Cash Flows from Investing Activities	-	-
Cash Flows from financing activities		
Contributed capital	20,000	145,000
Net cash provided by financing activities	20,000	145,000
Net decrease in cash and cash equivalents	(2,241)	15,609
Cash and Cash Equivalents - Beginnning of Year	33,451	17,842
Cash and Cash Equivalents - End of Year	$ 31,210	$ 33,451
Supplemental Disclosures:		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

See notes to the financial statement.

Capital City Securities, LLC

Notes to Financial Statements
December 31, 2009

Note 1 – Summary of Significant Accounting Policies

Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As if December 31, 2009, the Company is licensed in 19 states and one territory, including Arizona, California, District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Virginina and West Virginia.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2009. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $3,060 and $2,200 in 2009 and 2008, respectively.

Note 2 – Reserve Requirement

The Company is not obligated to report under SEC Rule 154c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore; the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirement

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2009, $3,251, or $5,000. At December 31, 2009 the Company's net capital as defined by SEC Rule 15c3-1 was $62,666 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company CapitalCity Partners, Inc. Certain expenses are incurred by the parent who bills the four subsidiaries based on direct consumption. The expenses

relating to these transactions are wages, insurance, rent, utilities and office expenses.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

Note 6 – Change in Presentation

Maintenance and repairs were included in other expenses on the prior year financial statements. The balance has been separated in these financial statements.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to the December 31, 2009, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that required additional disclosure.

Capital City Securities, LLC
Statement of Net Capital and Aggregate Indebtedness
December 31, 2009

Supplemental Information

Net Capital Computation		
Members' Equity		$ 89,228
Add:		
Liabilities subordinated to clams of general creditors allowable in computation of net capital	$ -	-
Non-allowable assets:		
Accounts Receivable-Other	13,370	
Prepaid Expenses	7,926	
Intangibles-other assets	208	21,504
Net capital before haircuts		67,724
Haircuts on securities:		
Other Securities	58	58
Net Capital		$ 67,666

Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% aggregrate indebtedness)	$ 3,251
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above)	$ 5,000
Excess net capital	$ 62,666

Aggregate Indebtedness Computation	
Total Liabilities	$ 48,741
Total aggregate indebtedness	$ 48,741
Percentage of aggregate indebtedness	72.03%

Capital City Securities, LLC
Supplementary Schedule II
As of December 31, 2009

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 65,065
Audit adjustments	2,601
Net capital per audited financial statements	$ 67,666

Note: The increase in net capital, $2,601, is principally due to an increase of $2,897 in cash and a decrease of $296 in .commissions' receivable